

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2015

Mark Nielsen
Executive Vice President, General Counsel and Secretary
Frontier Communcations Corporation
401 Merritt 7
Norwalk, Connecticut 06851

> **Re: Frontier Communications Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 1-11001**

Dear Mr. Nielsen:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. We note that you indicate that your decline in revenues was partially offset by an increase in data services revenue between 2013 and 2014. However when you exclude the impact of your Connecticut operations, data revenues declined slightly between 2013 and 2014. Please discuss whether management's short term focus will continue to be growth and improved financial results through acquisitions as opposed to organic growth. Discuss management's strategies for improving the organic growth of data services revenue.

Notes to Consolidated Financial Statements

2. In your various quarterly earnings calls and industry presentations, we note your discussion of the performance of your business by customers as divided into different strata (based upon average revenue per customer). Please expand your MD&A to include this information. Additionally, these strata each appear to generate differing amounts of revenue and appear to have different operating margins. Please expand your disclosure to

provide a complete picture of the relationship of revenue and operating margins for each of the various strata that you identify. Also, consider disclosing the margins for each of the various strata. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release No. 33-8350. For example, please see Section III.B.1. of SEC Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Jeffrey Conner